Sam's Seafood Holdings Limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia

Postal Address: PO Box 393 Hamilton, Qld 4007, Australia

Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

09/07/04

04035597

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SEC MAIL PROCESSING RECEIVED JUL 19 2004 WASH. D.C. 185 SECTION

SUPPL

Dear Sir/Madam,

82-34648

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 09/07/04 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 7/20

SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm, Qld 4009, Australia
PO Box 393, Hamilton, Qld 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

9 July 2004

Company Announcement Office
The Australian Stock Exchange Limited

ANNOUNCEMENT TO THE MARKET

SAM'S SEAFOOD REVEALS FRESH FUTURE WITH MULTIPLEX
New Retail Identity heralds new direction for Brisbane's Premier Seafood Company

The Directors of Sam's Seafood Holdings Limited (ASX:SSS) are pleased to announce that it's wholly owned subsidiary, Sam's Seafood Hamilton Ltd has entered into an Agreement to Lease from Multiplex Portside Wharf Pty Ltd (MPW) at the proposed Cruise Ship terminal in the suburb of Hamilton Brisbane. This deal will provide the opportunity for Sam's Seafood Group to introduce to Brisbane one of Australia's largest and innovative fresh food markets.

The Queensland deal is a major meeting of minds for the two publicly listed Australian entities, representing an exciting shared vision for Brisbane's much anticipated international cruise ship terminal site appropriately named Portside Wharf. Sam's Seafood Chief Executive Officer, Nick Noutsatos revealed "the market will contain a diverse and extensive range of quality fresh produce, resembling a stimulating and vibrant European-style market. We believe this venture is an excellent tribute to our twentieth year of operation and we are pleased to join forces with Multiplex to offer Brisbane a never-before-seen retail experience."

Multiplex Developments Queensland Managing Director Ben McCarthy said "We are delighted to anchor this development with the instrumental support of such an iconic Queensland Company as Sam's Seafood. Sam's Seafood characterizes the essence of this development – fresh and spirited providing a matchless retail experience for Brisbane and our international cruise ship terminal visitors."

The fresh food markets are set to become an integral element in Portside Wharf's landmark image and will capture the atmosphere of the development incorporating a number of luxury residential apartment buildings, a European-inspired retail plaza and Brisbane's first international cruise terminal and anchorage.

"This is an exciting coming of age for Brisbane as we prepare to launch our outstanding development which will revitalize Hamilton's prime waterfront address", Mr. McCarthy said.

Featuring an eclectic mix of traders, the 1,400 m^2 markets will ultimately be an interactive experience accentuating the main entry to the 3.258 hectare Portside Wharf development. The riverside complex brings with it a new identity for Sam's Seafood's replacing the Company's original retail outlet in Hercules Street, which has long stood as a symbol of quality and as a proud testament to the Company's humble origins.

Sam's Seafood as the Head Lessee, together with Multiplex are confident of luring exceptional traders to this compelling international address with expected superior market stalls to include fresh seafood, gourmet butchery, green grocer, bakery & patisserie, European-style delicatessen, Asian groceries, fromagery (cheese seller), Gelataria and handmade pasta among others.

The market's appeal will be contemporary, urbane and spacious offering a unique gastronomic experience for a broad range of anticipated local and international visitors. The popularity of produce markets is proving to be a shopping revolution within Australia's bigger cities as consumers continue to embrace the multinational supermarket chain alternative. Authenticity, originality, quality and consistency are key to retaining consumer loyalty with Sam's Seafood utilizing the market environment to emphasize the qualities that originally made it famous twenty years ago.

Multiplex Developments (Qld) Pty Ltd will unveil the Portside Wharf development master plan on Thursday 15 July with the final stage of the development earmarked to be completed by 2008. The Retail Market is expected to be open for trade to the public by late 2005.

Ken Situ
Company Secretary

For more information, please contact:

Anna Whybird	**Sam's Seafood Holdings Limited**	**0400 611 155**
Ben McCarthy	**Multiplex Developments (Qld) Pty Ltd**	**(07) 3220 1166**